VIA EDGAR

March 30, 2007

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Mr. Woody:

We are in receipt of your letter dated March 22, 2007.  Our responses, set forth below, have been numbered to correspond to the numbering in your letter.  As we are filing this response via EDGAR at your request, we have reproduced the comments for the convenience of the staff.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 52

Comment 1.  Please tell us your basis for disaggregating operating income from unconsolidated affiliates and net interest from unconsolidated affiliates in your statements of income.

Response 1.  The separate presentation of operating income from unconsolidated affiliates and net interest from unconsolidated affiliates in our statements of income is consistent with classification permitted by Rule 5-03(b) 13 and is also consistent with the presentation of consolidated interest income and expense required by Rules 5-03(b) 7 and 8.  In addition, we believe disaggregating the net interest expense more accurately reflects our day-to-day operations and the way our executive management views the results of our unconsolidated affiliates.

Rule 5-03(b) 13 permits, if justified by the circumstances, that equity in earnings of unconsolidated subsidiaries may be presented in a different position or in a different manner.  We believe that as an integral part of our operations, the classification of equity earnings from unconsolidated affiliates before interest and taxes in operating income and the classification of net interest expense from unconsolidated affiliates below operating income represents the best presentation of the character of our equity in earnings from joint ventures.

Operationally, we do not draw a distinction between hotels that we wholly own compared to hotels that are partially owned through joint ventures.  We manage our wholly owned hotels in the same manner and utilize the same operating systems as hotels held in joint ventures.  Compensation programs for hotel employees are based on hotel performance without regard to ownership.  Further, the hotels partially owned through joint ventures are branded with one of our owned brands and they participate in all of our systems (e.g. reservations, frequent guest, etc.) and marketing programs.  In addition, the critical factors evaluated by management in analyzing performance are identical between our joint venture and wholly owned properties, which include occupancy, average rate, revenue per available room (RevPAR), Adjusted EBITDA and operating margin.

Our owned hotels are required to classify interest income and expense below operating income in accordance with Rules 5-03(b) 7 and 8.  Disaggregating the operating income from the net interest expense of our unconsolidated affiliates provides consistent presentation of the components of earnings between our owned and partially owned hotels.  We believe this consistent presentation of operating income for the owned and partially owned hotels is aligned with the way management views the business and is therefore preferable.

We also believe that the disaggregation of the operating and net interest expense from unconsolidated affiliates provides investors with additional information consistent with that used by management to evaluate the business.  We began disaggregating the information in our 1983 Form 10-K filing and have consistently separated net interest expense from operating earnings since that time.  We continue to believe the segregation of the debt service from the operating results provides more useful information to the users of our financial statements.

As indicated above, we believe that disaggregating operating income from unconsolidated affiliates from the net interest expense of unconsolidated affiliates provides the users of our financial statements with the most useful presentation of the results of our unconsolidated affiliates consistent with how management views operating results.  It is our belief that this presentation is consistent with Rule 5-03 which allows equity in earnings to be presented in a different position and in a different manner, as well as Rule 4-01, which requires the financial statements to be filed in such form and order as will best indicate their significance and character.  We also believe that classification of net interest expense from unconsolidated affiliates within operating income would create inconsistent treatment within our financial reports, would provide less disclosure and could be confusing to our stockholders.

Note 16:  Segment Information, page 93

Comment 2.  We note your disclosure at page 43 that your leased properties operate at margins significantly lower than your owned hotels due to the relatively large size of the lease payments required.  We further note your disclosure here that your reportable segments are based on similar products or services.  Please tell us how you evaluated the aggregation criteria in paragraph 17 of SFAS 131 in determining that your leased and managed hotels constitute one reportable segment.

Response 2.  We have determined our reportable segments based upon similar products and services, which we believe are substantially identical for both our owned and leased hotel properties.  We determined our operating segments based upon paragraphs 10 through 15 of SFAS 131.  In particular, paragraph 15 states that the characteristics in paragraph 10 (engages in business activities, results are reviewed by the chief operating decision maker, and discrete financial information is available) may apply to two or more overlapping sets of components of an enterprise for which managers are held responsible.  An example is provided where the chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both.  In such situations, the components based on products and services would constitute the operating segments.

We believe the definition in paragraph 15 is directly applicable to our owned and leased hotels.  Our chief operating decision maker regularly reviews the operating results of both the owned and leased hotels, and financial information is available for both the owned and leased hotels.  However, operationally, we do not draw a distinction between hotels that we wholly own versus hotels that we lease.  Hotels are supervised and supported regionally based on geographic boundaries, not based on ownership structure.  The critical factors evaluated by management in evaluating property performance are identical between the owned and leased properties, which include occupancy, average rate, RevPAR, Adjusted EBITDA and operating margin (before rent for leased properties).

Therefore, we believe the components of the enterprise constituting the operating segment appropriately include both the owned and leased hotels, as this segment is based on similar products and services.  As a result, we believe assessment of the aggregation criteria of paragraph 17 is not applicable as the owned and leased hotels do not meet the definition of separate operating segments under paragraphs 10 to 15.

However, even assuming the owned and leased hotels were to be treated as separate operating segments, we believe they would also meet the aggregation criteria.  Paragraph 17 of SFAS 131 permits two or more operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and the segments are similar in each of five identified areas.

The objective and basic principles of SFAS 131 as detailed in paragraph 3 are to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

•                  Better understand the enterprise’s performance

•                  Better assess its prospects for future net cash flows

•                  Make more informed judgments about the enterprise as a whole

We believe that the presentation of owned and leased hotels results within one operating segment is consistent with the objective and basis principles.

Paragraph 17 also requires segments to have similar economic characteristics.  As stated previously, operationally we do not draw a distinction between hotels that we wholly own and hotels that we lease.  Each of the key metrics analyzed in assessing the performance of the hotels is identical, with the exception of the additional rent expense for the leased properties.  We have separately identified owned and leased revenue and expenses on the face of our consolidated statements of income such that the financial statement user will have access to the reported revenue and expenses of the leased hotels including the rent expense, and have further detailed the components of rent expense in the Leases footnote to the consolidated financial statements.

Because of the similar economic characteristics, the owned and leased hotels are not separated from a management perspective.  For example, a regional operations manager will have responsibility for oversight of both the owned and leased hotels in their region.  We believe it could be misleading to report our leased hotels as a separate operating segment when the core hotel operations are essentially identical and are managed as one business.

Paragraph 17 of SFAS 131 also identifies five specific areas in which segments must be similar to qualify for aggregation.  Those areas and our assessment are as follows:

a.              The nature of the products and services

The nature of the products and services for owned and leased hotels are identical.  Each provides guestroom rentals, food and beverage, and other services typically available to hotel guests.  From the perspective of the guest, there is absolutely no difference in the hotel experience between an owned and a leased hotel.  This ownership structure difference is completely transparent from a product and service perspective.

b.              The nature of the production processes

Not applicable.  No “production process” for owned and leased hotels.

c.               The type or class of customer for their products and services

Our owned and leased hotels cater to varying types and classes of customer, from conventions and company meetings business to individual business and leisure travelers.  The type or class of customer is unaffected by the ownership structure of the hotel property.

d.              The methods used to distribute their products or provide their services

The distribution channels for the hotel business are typically our reservation systems, national sales systems and third party providers (Expedia, etc.).  These distribution channels are also unaffected by the ownership structure of the hotel; owned and leased hotels participate under the same terms and conditions.

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

Not applicable.

In summary, we believe that our owned and leased hotel components qualify as one operating segment in accordance with paragraph 15 of SFAS 131 based on similar products and services.  We further believe that even if the owned and leased components were to be determined to be separate operating segments, they would still meet the aggregation criteria of paragraph 17 and be appropriately reported as one operating segment.  In addition, we believe our presentation of owned and leased hotel revenue and expenses on the face of the consolidated statements of income, combined with the disclosure of rent expense in the Leases footnote to the consolidated financial statements provides appropriate disclosure for the users of our financial statements.

Acknowledgement

As requested, the company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ David A. Thompson

David A. Thompson

Senior Vice President and Controller

cc:	Robert La Forgia, Executive Vice President and Chief Financial Officer
Madeleine Kleiner, Executive Vice President and General Counsel
Ms. Amanda Jaffe, SEC Division of Corporation Finance
Mr. Ian Eddleston, Ernst & Young